Draft 4.16.2025



Cadence Health, Inc.
Audited Financial Statements
As of and for the Years Ended December 31, 2024 and 2023
with Independent Auditor's Report



Cadence Health, Inc.
Audited Financial Statements
As of and for the Years Ended December 31, 2024 and 2023
with Independent Auditor's Report



655 N. Central Avenue
Suite 1550
Glendale, CA 91203

www.vasquez.cpa

213-873-1700
OFFICE

\ LOS ANGELES
\ SAN DIEGO
\ IRVINE
\ SACRAMENTO
\ FRESNO
\ PHOENIX
\ LAS VEGAS
\ MANILA, PH

Independent Auditor's Report

**Board of Directors
Cadence Health, Inc.**

Opinion

We have audited the financial statements of Cadence Health, Inc. (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the Company has incurred significant net losses and has a significant accumulated deficit. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 3. Our opinion is not modified with respect to this matter.



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.



- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Irvine, California
<mark>**REPORT DATE**</mark>

Cadence Health, Inc.
Balance Sheets

	December 31	
	2024	2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,861,884	$ 4,119,343
Accounts receivable	428,908	27,648
Inventories	87,154	293,820
Prepaid expenses	337,591	68,047
Total current assets	6,715,537	4,508,858
Noncurrent assets		
Assets held for sale	119,025	119,025
Intangible assets	2,000,000	2,000,000
Security deposit	12,000	12,000
Total noncurrent assets	2,131,025	2,131,025
Total assets	$ 8,846,562	$ 6,639,883
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,619,632	$ 568,051
Total current liabilities	1,619,632	568,051
Noncurrent liabilities		
Deferred payroll	458,532	458,532
Notes payable	250,000	250,000
Convertible notes payable, net of issuance cost	6,138,087	-
Total noncurrent liabilities	6,846,619	708,532
Total liabilities	8,466,251	1,276,583
Stockholders' equity		
Capital stock		
Series A Preferred stock, $0.0001 par value, 5,722,584 shares authorized; 5,700,908 shares issued and outstanding	570	570
Series B Preferred stock, $0.0001 par value, 3,863,413 shares authorized; 3,583,198 shares issued and outstanding	358	358
Series C Preferred stock, $0.0001 par value, 3,015,794 shares authorized; 3,015,794 shares issued and outstanding	302	302
Series D Preferred stock warrant, $2.55 stock price, 15,000 shares authorized; 15,000 shares issued and outstanding	56,250	56,250
Common stock, $0.0001 par value, 20,000,000 shares authorized; 4,868,231 and 4,863,231 unrestricted common shares issued and outstanding in 2024 and 2023, respectively;	488	487
2,878,296 restricted common shares issued and outstanding in 2024 and 2023	288	288
SAFE convertible notes	2,035,000	2,035,000
Paid-in capital	33,010,980	32,792,469
Accumulated deficit	(34,723,925)	(29,522,424)
Total stockholders' equity	380,311	5,363,300
Total liabilities and stockholders' equity	$ 8,846,562	$ 6,639,883

See notes to financial statements.

Cadence Health, Inc.
Statements of Income

		Years ended December 31	
		2024	2023
Revenue	$	**1,317,041** $	27,737
Cost of good sold		**574,198**	17,498
Gross profit		**742,843**	10,239
Operating expenses			
Consultancy and development cost		**2,955,731**	3,396,792
Personnel expenses		**1,776,231**	1,701,837
Stock-based compensation expense		**218,462**	121,526
Legal fees		**138,612**	37,029
Other operating expenses		**1,765,608**	935,394
Total operating expenses		**6,854,644**	6,192,578
Operating loss		**(6,111,801)**	**(6,182,339)**
Other income (expense)			
Contributions and employee retention credit		**1,088,024**	1,336,007
Interest income		**69,704**	148,278
Other income		**26,500**	-
Interest expense		**(273,128)**	(10,000)
Impairment loss on assets held for sale		**-**	(151,426)
Other income, net		**911,100**	1,322,859
Loss before benefit from income tax		**(5,200,701)**	(4,859,480)
Provision for income tax		**800**	800
Net loss	$	**(5,201,501)** $	(4,860,280)

See notes to financial statements.

Cadence Health, Inc.
Statements of Changes in Stockholders' Equity
Years ended December 31, 2024 and 2023

	Capital Stock																	
	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock Warrants		Convertible SAFE Notes		Unrestricted Common Stock		Restricted Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2023	5,700,908 $	570	3,583,198 $	358	3,015,794 $	302	- $	-	- $	-	4,853,231 $	486	2,878,296 $	288	32,664,244 $	(24,662,144) $	8,004,104
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	10,000	1	-	-	6,699	-	6,700
Issuance of stock warrants	-	-	-	-	-	-	15,000	56,250	-	-	-	-	-	-	-	-	56,250
Issuance of SAFE convertible notes	-	-	-	-	-	-	-	-	-	2,035,000	-	-	-	-	-	-	2,035,000
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	121,526	-	121,526
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,860,280)	(4,860,280)
Balance, December 31, 2023	5,700,908	570	3,583,198	358	3,015,794	302	15,000	56,250	-	2,035,000	4,863,231	487	2,878,296	288	32,792,469	(29,522,424)	5,363,300
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	5,000	1	-	-	49	-	50
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	218,462	-	218,462
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,201,501)	(5,201,501)
Balance, December 31, 2024	5,700,908 $	570	3,583,198 $	358	3,015,794 $	302	15,000 $	56,250	- $	2,035,000	4,868,231 $	488	2,878,296 $	288	33,010,980 $	(34,723,925) $	380,311

See notes to financial statements.

Cadence Health, Inc.
Statements of Cash Flows

| | Years ended December 31 | |
	2024	2023
Cash flows from operating activities		
Net loss	$ **(5,201,501)**	$ (4,860,280)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	**218,462**	121,526
Impairment loss on assets held for sale	**-**	151,426
Changes in operating assets and liabilities:		
Increase in accounts receivable	**(401,260)**	(27,648)
Decrease (increase) in inventories	**206,666**	(293,820)
Increase in prepaid expenses	**(269,544)**	(68,047)
Increase in accounts payable and accrued liabilities	**1,051,581**	377,584
Net cash used in operating activities	**(4,395,596)**	(4,599,259)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	**6,138,087**	-
Proceeds from issuance of common stock	**50**	6,700
Proceeds from issuance of SAFE convertible notes	**-**	2,035,000
Cash provided by financing activities	**6,138,137**	2,041,700
Net increase (decrease) in cash and cash equivalents	**1,742,541**	(2,557,559)
Cash and cash equivalents at beginning of year	**4,119,343**	6,676,902
Cash and cash equivalents at end of year	$ **5,861,884**	$ 4,119,343
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ **-**	$ 10,000

See notes to financial statements.

NOTE 1   **ORGANIZATION AND NATURE OF BUSINESS**

Cadence Health, Inc. (the "Company") is a Delaware corporation founded on September 29, 2014 under the name Pelagius, Inc. On March 1, 2017, the original name Pelagius, Inc. was changed to Cadence Health, Inc.

The Company is a development-stage private consumer healthcare entity located in Oakland, California. The Company's mission is focused on moving birth control pills to over-the-counter (OTC) status. As of December 31, 2024 and 2023, the Company owns two popular Food and Drug Administration (FDA) approved medical prescriptions (Rx) respectively, for oral contraceptives. These prescriptions are in the process of moving through the FDA's OTC switch process, which is expected to be completed in 2027. The Company's goal is to enable easy and affordable access to its birth control pills nationwide and eventually internationally. The Company also plans to expand its product portfolio with other OTC women's health products.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported revenues and expenses during the reporting period. Significant estimates include the valuation of intangible assets, impairment of assets held for sale and deferred tax asset. Accordingly, actual results could differ from those estimates.

Reclassifications
Certain accounts in the prior year's financial statements have been reclassified for comparative purposes to conform with the presentation in the current year's financial statements. The reclassifications had no material effect on the reported change in net assets and cash flows.

Cash and Cash Equivalents
The Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in various bank accounts that, at times, may exceed federally insured limits of $250,000. The Company's cash and cash equivalent accounts have been placed with high credit quality financial institutions and believes it is not exposed to any significant credit risk.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Concentrations of Credit Risk (Continued)
During the year, the Company earned 98% of its revenue and accounts receivable from one customer and 88% of its inventory is purchased from one supplier. The Company has not experienced, nor does it anticipate, any losses with respect to such accounts.

Accounts Receivable
Accounts receivable are carried at the original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. No allowance for doubtful account was recognized as of December 31, 2024 and 2023.

Inventories
Inventories consist of the Company's finished products. The Company values its inventories generally at the lower of cost (first-in, first-out method) or net realizable value. Carrying values of inventory are analyzed and, to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. No provision was recognized as of December 31, 2024 and 2023.

Assets Held for Sale
Assets held for sale consists of machinery and equipment and are reported at lower of carrying value and fair value less cost to sell. Fair value is determined in the same way it is determined for assets to be held and used. That is, quoted prices in an active market establish the most reliable basis on which to determine fair value.

The "cost to sell" includes the incremental direct costs to transact the sale of the asset such as, broker commissions, legal fees, title transfer fees, and closing costs that must be incurred before legal title can be transferred. Closing costs generally include the cost of preparing the asset for sale.

Such assets are not depreciated or amortized while they are classified as held for sale.

Intangible Assets
The Company classifies its intangible assets as intangible assets with indefinite lives not subject to amortization. The Company determined these assets to be indefinite-lived intangible assets after considering the specific facts and circumstances related to each intangible asset. Based on management's determination, an asset for which no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life is considered to have an indefinite useful life.

Intangible assets with indefinite lives not subject to amortization include purchased innovator rights for oral contraceptive formulations which are pending completion of the FDA approval process that will allow the Company to market and sell these contraceptive formulations over-the-counter.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)
The Company performs an impairment test of its intangible assets upon a triggering event that may indicate the fair value of the intangible assets is less than its carrying value. Factors that could trigger an impairment test include but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. During the years ended December 31, 2024 and 2023, the Company determined that no triggering events requiring the need to evaluate impairment of intangible assets occurred.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when or as performance obligations are satisfied

A large portion of the Company's revenue is generated by delivering goods to its customers. The Company's products are marketed and sold primarily to end-user customers in the United States.

The Company assesses the contract term as the period in which the parties to the contract have presently enforceable rights and obligations. The contract term can differ from the stated term in contracts that include certain termination or renewal rights, depending on whether there are penalties associated with those rights. Customer contracts generally are standardized and non-cancelable for the duration of the stated contract term.

Revenue is recognized upon shipment or delivery of the goods.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration, if any.

No element of significant financing is deemed present as the sale of goods is demanded for collection upon need, which is consistent with market practice. The Company excludes revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Goods Sold
The cost of goods sold is recognized when the related sale has met the criteria for recognition.

Stock-Based Compensation
Compensation cost is recognized for stock options and restricted stock awards issued to employees and consultants, based on the fair value of these awards at the date of grant following the guidance contained in ASC 718, *Compensation—Stock Compensation.* A Black-Scholes option pricing model (OPM) is utilized to estimate the fair value of stock options. The market price of the Company's common stock at the date of grant is used to estimate fair value of restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award and is recognized as stock-based compensation expense in the accompanying statements of income. The Company's accounting policy is to recognize forfeitures in the period they occur.

The Black-Scholes OPM requires the use of management's judgment and financial estimates, including the estimates of the expected term that shareholders will retain their vested options before exercising them, the estimated volatility of the Company's fair market price over the expected term, and the number of options that will be forfeited before the completion of their vesting requirements.

Income Taxes
The Company is a C corporation subject to federal and state income taxes. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria set forth in uncertain tax position accounting standards. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. As of December 31, 2024 and 2023, there were no uncertain tax positions.

Deferred Tax Assets and Liabilities
The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax rates in effect in the years in which temporary differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to amounts that will more likely than not be realized. Deferred tax assets of $9,541,133 and $7,989,244 were recognized with 100% valuation allowance established as of December 31, 2024 and 2023, respectively. These deferred tax assets resulted from the net operating loss carryover. See Note 12.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

Intangibles – Goodwill and Other – Crypto Assets
In December 2023, the FASB issued ASU 2023-08, *Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets*. ASU 2023-08 requires that the Company measures crypto assets at fair value in the statement of financial position each reporting period and recognize changes from remeasurement in net income. The ASU also requires that the Company provide enhanced disclosures for both annual and interim reporting periods to provide investors with relevant information to analyze and assess the exposure and risk of significant individual crypto asset holdings. The amendment is effective for fiscal years beginning after December 15, 2024, including interim periods with those fiscal years. The adoption of ASU 2023-08 is not expected to have a significant impact on the Company's financial statements.

Investments – Equity Method and Joint Ventures
In March 2023, the FASB issued ASU 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force*, which permits reporting entities to elect to account for their tax equity investments regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method (PAM) if certain conditions are met. This guidance is effective for all entities other than public business entities for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. The adoption of ASU 2023-02 is not expected to have a significant impact on the Company's financial statements.

NOTE 3   **GOING CONCERN**

The Company is engaged in the development of an OTC birth control pill. In March 2024, the FDA met with the Company after they reviewed the label development and consumer testing work done through 2023. The FDA approved to conduct of an agreed series of self-selection studies required by the FDA. This was a positive step in progressing to the final step in the OTC switch process actual use trial (AUT). Successful completion of these self-selection studies is a gating requirement in removing the clinical hold that has delayed the program for 3 years.

In October 2024, the first series of self-selection studies, the all-comers self-selection, was completed. The Company met with FDA reviewers in February 2025 seeking permission to move to the completion of the remaining self-selection studies and to prepare for the AUT launch later in the fourth quarter of 2025. The FDA asked for more changes to the label causing an additional delay. The AUT previously scheduled to begin in 2024 has been rescheduled to 2026. Management believes that a pause in the research program is a prudent choice at this stage, due to uncertainties related to the policies of the new US Administration, their impact on FDA staffing, and the status of the proposed rule for the Additional Conditions for Nonprescription Use (ACNU). The Board of Directors approved the pause on March 12, 2025.

In the fourth quarter of 2023, the Company began commercial sales with the release of its first product, a branded OTC emergency contraceptive (EC), and also in mid-2024, the Company added an early detection pregnancy test kit to its product line. Annual sales for 2024 and 2023 amounted to $1,317,041 and $27,737, respectively.

Projected revenue growth will increasingly stabilize the ability of the Company to weather delays in the Zena program which the Board of Directors approved to pause on February 27, 2025, due to uncertainties related to the changing US administration and its impact on the FDA. The AUT previously scheduled to begin in 2024 has been rescheduled to 2025 and the management believes that these conditions will have no immediate impact on the Company's operations if it can secure sufficient funds to complete the OTC research program.

The Company has incurred significant losses and has a significant accumulated deficit for the years ended December 31, 2024 and 2023. The Company's accumulated deficit amounts to $34.72 million and $29.52 million as of December 31, 2024 and 2023, respectively, and the Company expects to continue incurring losses through the end of year 2026.

NOTE 3   **GOING CONCERN (CONTINUED)**

In 2024, the Company closed a convertible note financing led by the Soros Economic Development Fund with a total funding of $6,138,087 million as of December 31, 2024, which the Company anticipates will cover net operating costs through the third quarter of 2025. In addition, the Company has non-dilutive funding sources, including a committed grant of $1 million received in the second quarter of 2024 and $500,000 expected to be received in the third quarter of 2025; and anticipates receiving $2.5 million investment from the Soros Economic Development Fund that will be activated on initiation of the AUT. In addition, projected revenue growth from the product sales will increasingly stabilize the ability of the Company to weather any further delays in the Zena Program. The Company has also implemented substantial reductions in operating costs including a reduction in staffing and management team salary to continue supporting the operations.

The existing cash and cash equivalents, projected product sales, and expected funding commitments are expected to allow the Company to support operations without additional funding through the end of the second quarter of 2026.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

NOTE 4   **ASSETS HELD FOR SALE**

On August 16, 2022, the Company entered into an agreement to sell its machinery and equipment to GlobePack Equipment for a purchase price of £263,000 GBP ($318,177). A 15% commission will be deducted from the final price upon the sale of the asset. The agreement ended on August 16, 2023 and was extended until April 8, 2025. The Company planned to sell its existing blister packing machinery and equipment and move to a more cost-effective packaging solution.

No foreign exchange gain or loss was recognized for the years ended December 31, 2024 and 2023. The Company recognized an impairment loss on the asset amounting to nil and $151,426 for the years ended December 31, 2024 and 2023, respectively. As a result, the carrying value of the assets held for sale as of December 31, 2024 and 2023 amounted to $119,025.

NOTE 5   **INTANGIBLE ASSETS**

Intangible assets are comprised of innovator rights for oral contraceptive formulations with a carrying value of $2,000,000 at December 31, 2024 and 2023. Based on management's assessment as of balance sheet date, these purchased innovator rights, as fully described below, were valued at a total of $2,000,000 which represent their fair values at the time of purchase.

On January 4, 2016, the Company entered into an asset purchase agreement with Pfizer, Inc. to acquire certain assets. On the closing date, the Company acquired the following assets: (a) the New Drug Application (NDA) 18-206 for Lo/Ovral (norgestrel and ethinyl estradiol and ferrous fumarate tablets) and NDA 17-612 for Lo/Ovral (norgestrel and ethinyl estradiol tablets); and the (b) transferred regulatory files. The aggregate purchase price for the acquired assets amounting to $1,000,000 was paid by the Company on January 5, 2016. Upon the occurrence of the following events, the Company is required to pay $2,500,000: (1) 30 days following regulatory approval of a product containing norgestrel and ethinyl estradiol with or without ferrous fumarate to be sold in the territory; and (2) 10 days following the first commercial sale. Such events did not occur as of December 31, 2024 and 2023, and through the report issuance date; accordingly, no liability is required to be recognized in the Company's balance sheets.

On September 5, 2018, the Company entered into a separate asset purchase agreement with Pfizer, Inc. to acquire certain assets. On the closing date, the Company acquired the following assets: (a) the NDA 20-683 for ALESSE® 21, 28 (levonorgestrel and ethinyl estradiol) tablets; and the (b) transferred regulatory files. The aggregate purchase price for the acquired assets amounting to $1,000,000 was paid by the Company on September 13, 2018. Upon the occurrence of the following events, the Company is required to pay $1,000,000: (1) 30 days following regulatory approval of a product containing levonorgestrel and ethinyl estradiol to be sold in the territory; and (2) 10 days following the first commercial sale. Such events did not occur as of December 31, 2024 and 2023, and through the report issuance date; accordingly, no liability is required to be recognized in the Company's balance sheets.

NOTE 6   **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

At December 31, accounts payable and accrued liabilities consist of the following:

	2024	2023
Accrued expenses	$ 1,089,890	$ -
Accounts payable	255,565	567,251
Accrued interest	273,377	-
Income tax liability	800	800
Total	1,619,632	568,051

Accrued expenses pertain to the payable to Concentrics Research and Klick USA, Inc. for the pivotal self-selection study as part of the Rx-to-OTC Switch for Zena Program.

NOTE 7   **NOTE PAYABLE**

As of December 31, 2024 and 2023, the Company has a promissory note payable to the FTP Trust for $250,000, which was originally due on January 4, 2020. The note payable bears interest at 3% annually. On March 9, 2023, the maturity date of the note payable was extended to January 4, 2027 at a fixed rate of 4%. Certain covenants must be met, as defined in the loan agreement. As of December 31, 2024 and 2023, the Company complied with its covenants.

The Company recognized interest expenses related to this promissory note amounting to $10,000 yearly. As of December 31, 2024 and 2023, accrued interest payable amounted to $10,000 and nil, respectively.

NOTE 8   **CONVERTIBLE NOTES PAYABLE**

During 2024, the Company issued several convertible notes payable totaling $5,447,164 to raise capital to fund its operations. These notes accrue interest of 8% per annum and shall be due and payable at maturity, the Company may elect to pay accrued interest annually on the anniversary of the initial closing date, without penalty. These notes payable are convertible into the Company's common shares at the lesser of:

a) 80% of the lowest price per share of shares sold in the equity financing; and
b) $2.604 as the price per share.

In the same year, the Company issued convertible notes payable to WeFunder LLC amounting to $690,923, which is net of issuance costs of $59,265. The notes accrue interest of 8% per annum and shall be due and payable upon request of the holder on or after the maturity date. The notes are convertible at the lesser of:

a) the price paid per share for equity securities by the investors in the qualified financing multiplied by 0.8 (for early bird holder – multiplied by 0.7); and
b) the quotient resulting from dividing $73,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

As of December 31, 2024, the Company accrued interest amounting to $263,377 related to the convertible notes payable. There are no notes that were converted during the year.

NOTE 9   **CAPITAL STOCK**

Stock Options
Under the Company's 2015 Long-term Incentive Plan (the "Stock Plan") as amended in 2018, the Stock Plan permits the grant of options, stock appreciation rights, restricted common stock, restricted stock unit awards, performance stock awards, and performance unit awards to its officers, directors, employees, and consultants for up to 1,930,000 shares of common stock. The Company determines the period over which the stock options become exercisable.

On December 7, 2020, the Board of Directors approved an increase in the number of shares of common stock available for issuance under the Stock Plan by 1,400,000 shares. For the years ended December 31, 2024 and 2023, the Company recognized stock-based compensation expense amounting to $218,462 and $121,526, relative to the vested common shares totaling 338,885 and 182,505, respectively. As of December 31, 2024 and 2023, the Company has 3,009,274 and 2,470,662 outstanding stock options, respectively. As of December 31, 2024 and 2023, the Company has 2,878,296 outstanding restricted common shares.

Option awards are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant; those option awards have vesting periods ranging from one to three years and have two-year contractual terms. If a "change-of-control" occurs before the full vesting date and before termination of service, all remaining shares shall immediately vest and exercisability restrictions shall immediately lapse on the date of "change-of-control" and the option will be fully exercisable. The Company has a sufficient number of common shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of the grant date.

	2024	2023
Risk-free interest rate	**0.180%**	0.145%
Expected term	**2.0 years**	2.5 years
Expected stock price volatility rate	**70%**	70%

In the future, management may elect to use different assumptions under the Black-Scholes option-pricing valuation model or a different valuation model, which could result in a significantly different impact on earnings.

NOTE 9   **CAPITAL STOCK (CONTINUED)**

Stock Options (Continued)
A summary of the activity in the Stock Plan for the years ended December 31, 2024 and 2023 is as follows:

	2024		2023	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,470,662 $	0.546	2,190,246 $	0.522
Granted	805,000	0.522	330,000	0.670
Exercised	(5,000)		(10,000)	
Forfeited or expired	(261,388)		(39,584)	
Outstanding at end of year	3,009,274	0.535	2,470,662	0.546
Fully vested and expected to vest	3,658,384	0.535	3,114,822	0.546
Exercisable at end of year	2,671,569	0.535	2,737,596	0.546

As of December 31, 2024 and 2023, there were $779,431 and $518,543 of total unrecognized stock-based compensation expenses related to nonvested stock options granted under the Stock Plan, respectively. The cost is expected to be recognized over a period of two to three years.

Convertible Simple Agreement for Future Equity (SAFE) Notes
The convertible SAFE notes (SAFE) were issued in April 2023 with an amount offering up to $2,500,000. The conversion price will be equal to 85% of the price per share paid by other purchasers in the qualified financing. The SAFE shall be automatically converted into the same class and series of capital stock issued by the Company in the qualified financing of closing a preferred stock financing of at least $5 million (not including the aggregate amounts received under the SAFE).

As of December 31, 2023, the total amount of SAFE issued to the investors amounted to $2,035,000. No SAFE was issued in 2024.

Stock Warrants
On January 30, 2023, the Company entered into an agreement with a third-party consultant considered as an Advisor of the Company. The Advisor shall perform advisory services in developing and facilitating relationships, advising on materials for investor presentations, and advising potential sustainability initiatives. The Company will pay the Advisor a retainer of $3,000 per month and a performance bonus between $10,000 to $400,000 after the close of qualified financing. The Company also granted the Advisor 15,000 shares of preferred stock warrants.

NOTE 9   **CAPITAL STOCK (CONTINUED)**

Stock Warrants (Continued)

In addition, the Advisor shall be granted an additional 5,000 to 100,000 shares of preferred stock warrants within three months following the completion of the qualified financing.

On September 12, 2023, the Board of Directors of the Company approved the issuance of 15,000 shares of preferred stock warrants at a stock price of $2.55 per share. As of December 31, 2024 and 2023, the value of the stock warrants amounted to $56,250.

NOTE 10   **CONTRIBUTIONS AND EMPLOYEE RETENTION CREDIT**

The Company entered into an agreement with Templeton World Charity Foundation, Inc (Templeton) on December 3, 2018, to support the OTC Pill project which is intended to make oral contraception accessible to all women who desire it without the need for a doctor's prescription or a pharmacy. Contributions under the agreement will be used to support the OTC Pill project research required to demonstrate over-the-counter safety, including funds to develop or adapt a smartphone app to assist users with remembering to take their pills on time. The agreement ended on December 19, 2023. In February 2023, the Company was awarded a new grant from Templeton amounting to $2,500,000 and the duration of the project is from May 2, 2023 to October 1, 2025. During the years ended December 31, 2024 and 2023, the Company received contributions amounting to $1,000,000 and $1,066,667, respectively, from Templeton.

In 2024 and 2023, the Company received an Employee Retention Credit (ERC) amounting to $88,024 and $269,340, respectively. This tax credit pertains to the Internal Revenue Service (IRS) Program for businesses experiencing a significant decline in gross receipts due to the COVID-19 pandemic.

NOTE 11   **DEFINED CONTRIBUTION PLAN**

The Company sponsors a defined contribution plan for all employees who meet the eligibility requirements as set forth in the plan. The plan includes a salary reduction feature pursuant to Section 401(k) of the Internal Revenue Code (IRC), whereby participants may elect to make contributions by salary reduction. The Company's policy requires every member to contribute to the defined contribution plan based on the elected contribution rate. The Company made no contributions to the Plan in 2024 and 2023.

NOTE 12   **INCOME TAXES**

The Company's federal income tax returns are subject to examination by the IRS. The returns for California, the Company's primary state tax jurisdiction, are subject to examination by the California Franchise Tax Board.

The Company has federal net operating loss carryforward for the years ended December 31, 2024 and 2023 amounting to $5,200,701 and $4,708,054, respectively.

The Company also has state net operating loss carryforward for the years ended December 31, 2024 and 2023 amounting to $5,200,701 and $4,708,054, respectively. The Company is allowed to carry net operating losses forward 20 years to net against future profits or backward two years for an immediate refund of previous taxes paid.

The provision for income tax for the years ended December 31, 2024 and 2023 is composed of the current state tax amounting to $800 each year.

The components of the Company's deferred tax assets as of December 31 are as follows:

	2024	2023
State		
At January 1	$ 2,366,738	$ 1,937,089
Net operating loss	459,742	416,263
Impairment loss on assets held for sale	-	13,386
Federal		
At January 1	5,622,506	4,601,848
Net operating loss	1,092,147	988,859
Impairment loss on assets held for sale	-	31,799
	9,541,133	7,989,244
Less:		
Valuation allowance		
At January 1	(7,989,244)	(6,538,937)
State	(459,742)	(429,649)
Federal	(1,092,147)	(1,020,658)
Total deferred tax assets, net	$ -	$ -

NOTE 13   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through REPORT DATE, the date at which the financial statements were available to be issued. There were no subsequent events that would require adjustments or disclosures in these financial statements other than the matter disclosed in Note 3.


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